Exhibit (a)(24)

EFiled: Mar 28 2012 6:31PM EDT Transaction ID 43356677 Case No. 7364-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ROD SOWDER, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
ALAN D. FELDMAN, ROBERT R.	)
SCHOEBERL, THOMAS L. BINDLEY,	)
ARCHIE R. DYKES, JAROBIN GILBERT,	)
JR., DIANE L. ROUTSON, MIDAS, INC.,	)
TBC CORPORATION, and GEARSHIFT	)
MERGER CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Rod Sowder (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.      This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Midas, Inc. (“Midas” or “Company”) to enjoin the acquisition of the publicly owned shares of Midas common stock by TBC Corporation (“TBC”) and Gearshift Merger Corp. (“Merger Sub”) as detailed herein (“Proposed Transaction”).

2.      On March 13, 2012, Midas and TBC jointly announced that they had entered into a definitive merger agreement (“Merger Agreement”) under which TBC will acquire the stock of Midas through a cash tender offer for approximately $310 million (“Tender Offer”). Under the terms of the transaction, Midas shareholders will receive $11.50 in cash for each share of Midas common stock held.

3.      According to the Merger Agreement, the Tender Offer will commence no later than March 28, 2012. If Merger Sub acquires 90% or more of the outstanding shares pursuant to the Tender Offer, including following the exercise of a top-up option (“Top-Up Option”), then TBC will consummate the Proposed Transaction in a second-step merger without a vote or any further action by the holders of shares.

4.      At the time the Merger Agreement was executed, defendant Alan D. Feldman (“Feldman”) and the Alan D. Feldman Irrevocable 2010 Midas Grantor Annuity Trust (“Feldman Trust”) entered into a tender and support agreement (“Support Agreement”) with TBC and Merger Sub whereby Feldman committed to tender all of his and the Feldman Trust’s shares of Midas common stock in the Tender Offer. Including Company stock options to be exercised pursuant to the Support Agreement, Feldman and the Feldman Trust hold approximately 9.7% of the Company’s common stock.

5.      In facilitating the acquisition of Midas by TBC for inadequate consideration and through a flawed process, each of the defendants breached and/or aided the other defendants’ breaches of their fiduciary duties.

6.      For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from TBC.

PARTIES

7.      Plaintiff was, and at all relevant times is, a continuous stockholder of Midas.

8.      Defendant Midas is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 1300 Arlington Heights Road, Itasca, Illinois 60143.

9.      Defendant Feldman has served as Chairman of the Board of Directors (the “Board”), President, and Chief Executive Officer (“CEO”) of the Company since January 2003.

10.    Defendant Robert R. Schoeberl (“Schoeberl”) has served as a director of the Company since 1998.

11.    Defendant Thomas L. Bindley (“Bindley”) has served as a director of the Company since 1998.

12.    Defendant Archie R. Dykes (“Dykes”) has served as a director of the Company since 1998.

13.    Defendant Jarobin Gilbert Jr. (“Gilbert”) has served as a director of the Company since 1998.

14.    Defendant Diane L. Routson (“Routson”) has served as a director of the Company since 2003.

15.    Defendants Feldman, Schoerberl, Bindley, Dykes, Gilbert, and Routson are collectively referred to herein as the “Board” or the “Individual Defendants.”

16.    Defendant TBC is a Delaware corporation whose headquarters are located at 7111 Fairway Drive, Suite 201 Palm Beach Gardens, Florida 33418. TBC is one of the nation’s largest marketers of automotive replacement tires. TBC is a wholesale supplier to independent regional tire retailers and distributors throughout the United States, Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the U.S. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

17.    Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of TBC Holdings formed solely for the purpose of consummating the Proposed Transaction.

18.    Collectively, Midas, the Individual Defendants, TBC, and Merger Sub are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

19.    Plaintiff brings this action on his own behalf and as a class action pursuant to Court of Chancery Rule 23 on behalf of all holders of Midas common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

20.    This action is properly maintainable as a class action because:

a.    The Class is so numerous that joinder of all members is impracticable. As of February 23, 2012, there were approximately 14.409 million shares of Midas common stock issued and outstanding. The actual number of public shareholders of Midas will be ascertained through discovery.

b.    There are questions of law and fact that are common to the Class, including:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)

whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.    Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d.    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f.    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

A.	Background

21.     Midas provides retail automotive services through franchised or company-operated shops primarily in the U.S., Canada, and Europe. It sells Midas, SpeeDee, and Midas-SpeeDee co-branded franchises. The Company’s retail shops offer automotive repair and maintenance services, such as exhaust, brake, suspension, air conditioning, tires, batteries, and various other maintenance services. As of January 1, 2011, it operated the Midas network of 1,538 shops located in the U.S. and 9 Canadian provinces; the SpeeDee network of franchised and company-operated shops consisting of 106 shops located in 10 states in the U.S.; and 781 Midas shops licensed in 13 other countries, and 65 licensed SpeeDee shops in Mexico. The Company is also involved in real estate activities, including the development, ownership, and lease of Midas and SpeeDee shops in the U.S. and Canada; and supply chain activities comprising the provision of value-

added merchandising services to franchisees. In addition, it owns, develops, sells, and leases automotive shop management software to Midas franchisees and other third-party automotive service providers.

B.	The Company is Poised for Growth

22.    In April 2008, Midas acquired SpeeDee system, which has 116 quick-lube and maintenance outlets in the U.S. and 57 in Mexico. At the time of the acquisition, Midas announced its plan for the eventual co-branding of Midas and SpeeDee outlets in locations nationwide where there was not overlap of existing shops. In an April 1, 2008 press release announcing the acquisition, Chairman and CEO Feldman stated:

This combination is extremely exciting because it will enable both Midas and SpeeDee shops to benefit from the strengths of the two brands’ respective service offerings to provide the three most frequent vehicle maintenance services — oil changes, brakes and tires.

23.    Midas saw success in the Midas-SpeeDee co-branded shops and in August of 2010, the Midas-SpeeDee co-brand made the cover of National Oil and Lube Magazine. Further, Feldman stated in a July 27, 2011 article, “The business is growing. The category is vibrant.”

24.    In its annual report for 2011 (dated March 1, 2012), Feldman stated, “[t]he positive trends we have been seeing in retail sales continued throughout 2011, marking nine consecutive quarters of positive comparable shop sales in US Midas shops.” Midas reported the following:

•	US comparable shop sales increase by 1.1 % in fourth quarter

•	US company-operated shops comparable sales up by 4.4% in quarter

•	Full-year adjusted operating income increases by 25%

25.    Feldman further stated that Midas expected continued positive results in 2012:

We continue to execute on our growth strategy of building retail sales at existing shops through value-priced oil changes and by co-branding, of transitioning under-performing shops and available closed shops through re-franchising and through improving profitability at company-operated shops. . . We are optimistic that the positive trends in retail sales will continue in 2012.

C.	The Company’s Strategic Review Process

26.    On August 11, 2011, Midas announced that it would conduct a strategic review process in order to consider a potential sale, merger, or other business combination. The Company retained J.P. Morgan Securities LLC (“J.P. Morgan”) to assist in the strategic review process. Commenting on the decision to initiate a strategic review process, Feldman stated:

As we announced in our second quarter earnings release on Aug. 4, [2011] the company continues to make solid progress in increasing sales at franchised and company-operated shops, in co-branding of Midas and SpeeDee locations and in improving profitability. Despite the company’s improving performance, the board feels that the current market valuation of Midas does not reflect the underlying value of its assets and prospects for future growth.

D.	The Proposed Transaction

27.    On March 13, 2012, Midas and TBC issued a joint press release announcing the Proposed Transaction:

PALM BEACH GARDENS, Fla. & ITASCA, Ill.—(BUSINESS WIRE)-TBC Corporation and Midas, Inc. (NYSE: MDS—News) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

E.	The Board Agreed to Sell the Company to TBC for Inadequate Consideration

28.     As discussed herein, the merger consideration is unfair to Midas shareholders as it offers a premium that is significantly less than market precedent. According to Bloomberg, the average premium paid for more than 197 auto repair center companies is 37.04%. By contrast, the Proposed Transaction’s premium amounts to 26.80%.

29.     The merger consideration also fails to account for the Company’s significant future prospects. As set forth above, Midas has had nine consecutive quarters of positive comparable shop sales in US Midas shops. Furthermore, the Company is now seeing the benefits of its investment in its joint branding initiative with SpeeDees. And as Feldman touted in numerous press releases, the Company is poised for growth and will continue to grow into 2012.

F.	The Board Violated its Fiduciary Duties by Allowing the Proposed Transaction to be Negotiated Through a Tainted Process

30.     The Proposed Transaction was the result of a flawed process driven by a conflicted investment banker. J.P. Morgan advised the Board on the Proposed Transaction, submitting a so-called “fairness opinion” that supported the inadequate $11.50 per share price. However, J.P. Morgan has received, and expects to continue to receive, compensation for providing both investment banking and non-investment banking, securities-related services to TBC’s parent company, Sumitomo Mitsui Financial Group. As a result of this conflict, J.P. Morgan was unable to provide independent, disinterested financial advice to the Company.

31.     The Proposed Transaction was also driven by the self-interested Board seeking to cash out large and illiquid holdings of Company stock. As of June 6, 2011, Ddefendant Feldman, for example, held 520,003 shares and is therefore immediately set to receive almost $6 million for agreeing to the Proposed Transaction. If not for the Proposed Transaction, it would be impossible for Defendants to sell large illiquid holdings so quickly.

32.     Moreover, it appears that the Board orchestrated the adoption of a new incentive plan so that Feldman could benefit from the completion of the Proposed Transaction. On March 12, 2012, concurrently with the execution of the Merger Agreement, the Board approved amendments to the Company’s Amended & Restated Stock Incentive Plan, Treasury Stock Plan, and option agreements to permit Feldman to “net exercise” his stock options.

33.     Furthermore, on March 12, 2012, the Board approved the terms of the 2012 Annual Incentive Compensation Plan (“2012 Incentive Compensation Plan”) for the Company’s executive officers, including Feldman. Under the 2012 Incentive Compensation Plan, Feldman’s target bonus is equal to 90% of his base salary. Undoubtedly, these extra incentives cause Feldman to have a material conflict of interest and thus he cannot act in the best interest of the Company’s shareholders.

G.	The Board Locked up the Deal in Violation of its Fiduciary Duties

34.     Not only did the Board fail to maximize shareholder value in agreeing to the Proposed Transaction, it also took unreasonable steps to ensure consummation of a deal with TBC to the detriment of Company’s shareholders.

35.     First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations (Merger Agreement at § 6.2(b)):

Subject to Section 6.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10.1 and the Effective Time, the Company shall not, and shall cause its directors, officers and investment bankers and its Subsidiaries’ directors, officers and investment bankers and shall direct its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly induce or facilitate the making, submission or announcement of, or knowingly encourage or assist, an Acquisition Proposal,1 (ii) furnish to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with inducing, encouraging or assisting the making, submission or announcement of an Acquisition Proposal or any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, an Acquisition Proposal, or (v) approve, recommend, authorize, agree to, accept or enter into any binding or non-binding letter of intent or other similar document or Contract contemplating or otherwise relating to any actual or proposed Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.2(c), each, an “Alternative Acquisition Agreement”).

1 For purposes of the Merger Agreement, “Acquisition Proposal” means “any inquiry, offer or proposal (other than an inquiry, offer or proposal by Parent or Acquisition Sub) to engage in an Acquisition Transaction.” Merger Agreement at § 1.1.

36.     The Merger Agreement also demands that the Company terminate any and all prior or on-going discussions with other potential suitors (Merger Agreement at § 6.2(a)):

The Company shall, and shall cause its directors, officers and investment bankers and Subsidiaries and its Subsidiaries’ directors, officers and investment bankers, and direct its and their other respective Representatives to (i) immediately cease and terminate any existing discussions, negotiations or communications with any Person or any Person’s Representatives (other than with Parent and Acquisition Sub) conducted heretofore or that may be ongoing with respect to any Acquisition Proposal, (ii) request the prompt return or destruction of all information previously furnished to any such Person or its Representatives and written confirmation of such destruction (if such information is destroyed), (iii) use commercially reasonable efforts to enforce any confidentiality or “standstill” provisions or provisions of similar effect to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary and (iv) not waive, terminate, modify or fail to enforce any provision of any confidentiality or “standstill” provisions or provisions of similar effect to which the Company or any of its Subsidiaries is a party (other than with respect to Parent or Acquisition Sub).

37.     Similarly, Section 6.2(d) of the Merger Agreement provides that the Company must promptly notify TBC of any unsolicited competing bidder’s offer. Specifically, the Merger Agreement obligates Midas to notify TBC of any proposals, offers, or inquiries from other potential suitors and it must provide all relevant details of those inquiries or proposals to TBC within 48 hours of receipt (including the identify of the suitor):

If the Company Board (or any committee thereof) receives (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent in writing of the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group of Persons making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent reasonably informed of any material change in the status or terms of any such Acquisition Proposal, request or inquiry.

38.     Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,”2 TBC is granted three business days to make a counter-offer so that the competing offer would no longer be considered superior to the Proposed Transaction. Specifically, Section 6.3 of the Merger Agreement states:

2 For purposes of the Merger Agreement, “Superior Proposal” means “any Qualifying Acquisition Proposal that the Company Board (or any committee thereof, including the Special Committee) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial, regulatory and other aspects of such Qualifying Acquisition Proposal, including the terms, conditions and contingencies (including conditions and contingencies related to financing, if any) of such Qualifying Acquisition Proposal and the Person or group of Persons making such Qualifying Acquisition Proposal, (i) is likely to be consummated in accordance with its terms; (ii) would result in, if consummated, a transaction more favorable to the Company Stockholders (in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent pursuant to Section 6.3(a) or pursuant to Section 10.1(d)); and (iii) with respect to which, in the case of cash consideration, there is reasonably sufficient cash on hand and/or equity and/or debt financing commitments in a reasonably sufficient amount from bona fide financing sources on terms customary for transactions of this size and nature.” Merger Agreement at § 1.1. And “Qualifying Acquisition Proposal” means “a bona fide written Acquisition Proposal that did not result from a breach of Section 6.2 (and solely in the case of clause (d) of Section 6.2, a material breach) or Section 6.3 that contemplates or provides for (i) the purchase or other acquisition of more than fifty percent (50%) of the total voting power of the Equity Interests of the Company; (ii) a merger, consolidation, business combination, recapitalization, share exchange or other similar transaction involving the Company or any of its Subsidiaries pursuant to which the shareholders of the Company or the holder of the voting power of the Equity Interests of the relevant Subsidiary immediately preceding such transaction would, immediately following the consummation of such transaction, hold less than fifty percent (50%) of the total voting power of the Equity Interests in the surviving or resulting entity of such transaction; or (iii) the purchase or other acquisition of assets (including Equity Interests of any Subsidiary of the Company), rights, properties, services or businesses that generate or constitute, as applicable, more than fifty percent (50%) of the Company’s consolidated revenues, net income or total assets.” Id.

Neither the Company Board nor any committee thereof shall withhold, withdraw, amend, modify or qualify in a manner adverse to Parent or Acquisition Sub, or publicly propose to withhold, withdraw, amend, modify or qualify in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation (a “Company Board Recommendation Change”); provided, however, that a “stop, look and listen” communication by the Company Board (or any committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Company Board Recommendation Change. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement at any time prior to the Effective Time, the Company Board (or any committee thereof) may effect a Company Board Recommendation Change if, (i) the Company Board (or any committee thereof) determines in good faith (after consultation with outside legal counsel) that the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; and (ii) prior to effecting a Company Board Recommendation Change, (A) the Company has first notified Parent in writing at least three (3) Business Days in advance that it intends to effect a Company Board Recommendation Change, describing in reasonable detail the reasons for such Company Board Recommendation Change (a “Recommendation Change Notice”) (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (B) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement and shall cause its Representatives to negotiate in good faith with Parent’s Representatives (if Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Central Time on the day of delivery by the Company to Parent of such Recommendation Change Notice and ending at 5:00 p.m. Central Time on the third (3rd) Business Day after the day of delivery by the Company to Parent of the Recommendation Change Notice (the “Match Period”); and (C) the Company Board (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to effect a Company Board Recommendation Change would still reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; provided that in the event of any material change during the Match Period to any of the facts that is the basis of the proposed Company Board Recommendation Change, including any material revisions to an Acquisition Proposal, the Company shall be required to deliver a new Recommendation Change Notice to Parent and to comply with the requirements of this Section 6.3 (including Section 6.3(a)) with respect to such new Recommendation Change Notice and the reasons therefor, and a new Match Period shall commence upon the delivery of such new Recommendation Change Notice.

39.     The Board further reduced the possibility of maximizing shareholder value by agreeing to a steep $5.59 million termination fee that will all but ensure that no competing offer will be forthcoming. If the Board seeks to terminate the Merger Agreement to accept a superior proposal, then the Company must pay $5.59 million to TBC.

40.     Moreover, Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable “Top-Up Option,” which the Board voted to grant to TBC. The Top-Up Option states that in the event TBC falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under Section 253 of the Delaware General Corporation Law, TBC may purchase, at its option, the number of shares necessary for it to exceed the ninety percent threshold. See Section 2.3 of the Merger Agreement. The Top-Up Option, therefore, allows TBC to pursue a merger without a vote and without any requirement of establishing the entire fairness of the Proposed Transaction.

41.     Further, Feldman and the Feldman Trust entered into the Support Agreement in connection with the Proposed Transaction, thereby locking up approximately 9.7% of the Company’s shares in favor of the Proposed Transaction.

42.     Accordingly, these preclusive deal protection devices restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Similarly, these provisions will foreclose the new bidder from providing the needed market check of TBC’s inadequate offer.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

43.     Plaintiff repeats and realleges each allegation set forth herein.

44.     The Individual Defendants have violated their fiduciary duties owed to the public shareholders of Midas.

45.     By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for Midas’s public shareholders the highest value available for Midas in the marketplace.

46.     As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Midas because they failed to take steps to maximize the value of Midas to its public shareholders in a change of control transaction.

47.     As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Midas. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

48.     Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Against TBC and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty)

49.     Plaintiff repeats and realleges each allegation set forth herein.

50.     TBC and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Midas’s public shareholders, and have participated in such breaches of fiduciary duties.

51.     TBC and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, TBC and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

52.     Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A.     Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.     Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C.     Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.     Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E.     Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F.     Granting such other and further equitable relief as this Court may deem just and proper.

Dated: March 28, 2012	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

BROWER PIVEN

A Professional Corporation

David A.P. Brower

Brian C. Kerr

488 Madison Avenue, 8th Floor

New York, NY 10022

(212) 501-9000

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